SCHEDULE 13G

                 Under the Securities Exchange Act of 1934
                      (Amendment No. -----------)


                    Martin Marietta Materials
------------------------------------------------------------------------
                          (Name of Issuer)



                               Common
------------------------------------------------------------------------
                    (Title of Class of Securities)



                                573284106
------------------------------------------------------------------------
                              (CUSIP Number)


Check the following box if a fee is being paid with this statement /_/. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other previsions of the Act (however, see the Notes)





CUSIP NO.  573284106                     13G               Page 1 of 1 Pages
           ---------                                            -    -



1.  NAME OF REPORTING PERSON
     S.S. OR  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Davis Selected Advisers, L.P.
          85-036-0310



2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) /X/
                                                                (b)  /_/




3.  SEC USE ONLY




4.  CITIZENSHIP OR PLACE OF ORGANIZATION
          Colorado Limited Partnership




    NUMBER OF        5.  SOLE VOTING POWER
      SHARES               2,950,200
     BENEFICIALLY
      OWNED BY
       EACH          6.  SHARED VOTING POWER
      REPORTING            -0-
       PERSON
        WITH
                     7.  SOLE DISPOSITIVE POWER
                              2,950,200

                     8.  SHARED DISPOSITIVE POWER
                            -0-



9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            862,700



10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*



11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
             6.4%


12.  TYPE OF REPORTING PERSON*
            IA Investment Advisor



                                  SCHEDULE 13 G



            DAVIS SELECTED ADVISERS. L.P.
            -----------------------------

            UNDER THE SECURITIES EXCHANGE ACT OF 1934

Item 1 (a)  NAME OF ISSUER
            --------------
            Martin Marietta Materials



Item 1(b)  ADDRESS OF ISSUERS PRINCIPAL EXECUTIVE OFFICES
           ----------------------------------------------
           Martin Marietta Materials
           2710 Wycliff Road
           Raleigh, NC  27607

Item 2(a)  NAME OF PERSON FILING
           ---------------------
           Davis Selected Advisers, LP for
           Selected American Shares
           Davis New York Venture Fund
           Davis Financial Fund
           Baltimore Gas & Electric Pension Plan
           Central & SW Systems
           McKeesport Healthcare
           Mt. Sinai Healthcare Flounation
           New York Value Fund
           Sun America Polaris
           Style Select Value- Davis
           Temple Firemen's Pension Fund
           VIA Metropolitan Financial
           New England Zenith

Item 2 (b) ADDRESS OF PRINCIPAL BUSINESS OFFICE
           ------------------------------------
           P.O. Box 1688
           124 East March Street
           Santa Fe, NM  87501

Item 2(c)  CITIZENSHIP
           -----------
           Colorado Limited Parnership

Item 2(d)  TITLE OF CLASS OF SECURITIES
           ----------------------------
           COMMON

Item 2(e)  CUSIP NUMBER
           ------------
           573284106

Item 3     FIELD PURSUANT TO RULE 13D-1 (b)
           --------------------------------
           (e) (X) Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940

Item 4     OWNERSHIP
           ---------
           (a)  Amount beneficially owned                  2,950,200
                Selected American Shares                     700,600
                Davis New York Venture Fund                1,755,600
                Davis Financial Fund                          75,000
                Baltimore Gas & Electric Pension Plan         20,500
                Central & SW Systems                          32,800
                McKeesport Hospital                            7,100
                Mt. Sinai Hospital                             3,800
                New York Value Fund                           24,000
                SunAmerica Polaris                           265,600
                Style Select                                   3,100
                Temple Firemen's Pension Fund                  1,400
                VIA Metro                                      6,500
                New England Zenith                            53,800

           (b)  Percent of class                                 6.4%
                Selected American Shares                         1.5%
                Davis New York Venture Fund                      3.8%
                Davis Financial Fund                              .2%
                Baltimore Gas & Electric                          .0%
                Central & Southwest                               .1%
                McKeesport Hospital                               .0%
                Mt. Sinai Hospital                                .0%
                New York Value Fund                               .1%
                SunAmerica Polaris                                .6%
                Style Select                                      .0%
                Temple Firemen's Pension Fund                     .0%
                VIA Metro                                         .0%
                New England Zenith                                .1%


          (c)  Number of shares as to which such person has:
               (I)  sole power to vore or to direct the vote
                         Davis Selected Advisers, L.P.             2,950,200

              (ii)  shared power to vote to direct the vote          N/A

             (iii)  sole power to dispose or to direct
                    the disposition of
                         Davis Selected Advisers, L.P.             2,950,200

              (iv)  shared power to dispose or to direct
                    the dispostion of                                 N/A



Item 5   Not applicable
         --------------

Item 6   Not Applicable
         --------------

Item 7   Not Applicable
         --------------

Item 8   Not Applicabale
         ---------------

Itme 9   Not Applicable
         --------------

Itme 10  CERTICICATION
         -------------

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transactio haveing such purposes or effect.

     SIGNATURE
     ---------
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statemtn is true, complete and correct.

      January 29, 1997
         (Date)


-------------------------------------
     (Signature)

Carl R. Luff     President